FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated on April 17, 2020.

Item 1

Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State-Owned Entities

Primary Credit Analysts:

Amit Pandey, Singapore (65) 6239-6344; amit.pandey@spglobal.com

Nikita Anand, Singapore + 65 6216 1050; nikita.anand@spglobal.com

Michael D Puli, Singapore (65) 6239-6324; michael.puli@spglobal.com

Deepali V Seth Chhabria, Mumbai (91) 22-3342-4186; deepali.seth@spglobal.com

Secondary Contact:

Geeta Chugh, Mumbai (91) 22-3342-1910; geeta.chugh@spglobal.com

•	We believe Indian banks face increasing risks stemming from challenging operating conditions following the COVID-19 pandemic. We expect a flattish U-shape economic recovery. Risks remain on the downside and could lead to few banks being downgraded.

•	We expect Indian banks' asset quality to deteriorate, credit costs to rise, and profitability to decline. We have revised the economic risk trend for the banking system to negative from stable. Other banking industry scores are not affected.

•	While Indian banks are not entering this slowdown from a position of strength, they have been on the recovery path for the past 12-18 months. The economic slowdown will defer the improvement by a year, in our opinion.

•	We are revising the rating outlook on Axis Bank Ltd. and ICICI Bank Ltd. to negative from stable. We are affirming the issuer credit ratings on all the Indian banks we rate.

•	We expect the stand-alone credit profiles (SACPs) for some public sector banks to weaken over the next 12-24 months. However, our expectation of a very high likelihood of government support underpins the ratings.

SINGAPORE (S&P Global Ratings) April 17, 2020--S&P Global Ratings said today that it had revised the rating outlooks on Axis Bank Ltd. and ICICI Bank Ltd.

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

to negative from stable. That's because heightened economic risks facing India's banking system may affect the creditworthiness of these banks. In our base case, other private-sector peers such as HDFC Bank Ltd. and Kotak Mahindra Bank have stronger asset quality and would be able to withstand the weakness in operating conditions. We affirmed the ratings on all other Indian banks and their outstanding issuances. At the same time, we revised downward our assessment of the SACP of Indian Bank by one notch to 'bb+'.

RATINGS LIST

* * * * * * * * * * * * * * * Axis Bank Ltd. * * * * * * * * * * * * * * *

Ratings Affirmed; Outlook Action
Axis Bank Ltd.	To	From
Issuer Credit Rating	BBB-/Negative/A-3	BBB-/Stable/A-3

Ratings Affirmed
Axis Bank Ltd. (Dubai International Financial Centre Branch)
Senior Unsecured	BBB-

Axis Bank Ltd. (GIFT City Branch)
Senior Unsecured	BBB-

Axis Bank Ltd. (Hong Kong Branch)
Senior Unsecured	BBB-

* * * * * * * * * * * * * * * ICICI Bank Ltd. * * * * * * * * * * * * * *

ICICI Bank Ltd.
Issuer Credit Rating

To	From

Foreign Currency	BBB-/Negative/A-3	BBB-/Stable/A-3

Ratings Affirmed

ICICI Bank Ltd. (Dubai Branch)
Senior Unsecured	BBB-

ICICI Bank Ltd. (Hong Kong Branch)
Senior Unsecured	BBB-

ICICI Bank Ltd. (New York Branch)
Senior Unsecured	BBB-

ICICI Bank Ltd. (Singapore Branch)
Senior Unsecured	BBB-

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

 * * * * * * * * * * * * * * * * Indian Bank * * * * * * * * * * * * * * *

Ratings Affirmed

Indian Bank
Issuer Credit Rating	BBB-/Negative/A-3

 * * * * * * * * * * * * * * * Bank of India * * * * * * * * * * * * * * *

Ratings Affirmed

Bank of India
Issuer Credit Rating	BB+/Stable/B
Senior Unsecured	BB+

Bank of India (New Zealand) Ltd.
Issuer Credit Rating	BB+/Stable/B

Bank of India (London Branch)
Senior Unsecured	BB+

* * * * * * * * * * * * * * * HDFC Bank Ltd. * * * * * * * * * * * * * * *

Ratings Affirmed

HDFC Bank Ltd.
Issuer Credit Rating	BBB-/Stable/A-3

HDFC Bank Ltd.
Senior Unsecured	BBB-

 * * * * * * * * * * * * * * * IDBI Bank Ltd. * * * * * * * * * * * * * * *

Ratings Affirmed

IDBI Bank Ltd.
Issuer Credit Rating
Foreign Currency	BB/Negative/B

IDBI Bank Ltd. (Dubai International Financial Centre Branch) Senior Unsecured	BB

 * * * * * * * * * * * * * * Kotak Mahindra Bank * * * * * * * * * * * * *

Ratings Affirmed

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

Kotak Mahindra Bank
Issuer Credit Rating	BBB-/Stable/A-3

 * * * * * * * * * * * * * * State Bank of India * * * * * * * * * * * * *

Ratings Affirmed

State Bank of India
Issuer Credit Rating	BBB-/Stable/A-3
Senior Unsecured	BBB-

State Bank Of India (Dubai Branch)
Junior Subordinated	BB-

State Bank of India (London Branch)
Senior Unsecured	BBB-

State Bank of India (Tokyo Branch)
Senior Unsecured	BBB-

* * * * * * * * * * * * * * Union Bank of India * * * * * * * * * * * * *

Ratings Affirmed

Union Bank of India
Issuer Credit Rating	BB+/Stable/B

We continue to see a very high likelihood of government support for state-owned banks in India. This assessment is driven by their very strong link with, and very important role to, the government. This factor can offset some of the deterioration in the SACPs of these banks. We expect the government to provide capital support, if required, even though it has not specifically allocated any amount in the budget for fiscal 2021 (year ending March 31, 2021).

In our view, the economic risk for Indian banks is rising. Economic conditions have turned adverse due to the COVID-19 pandemic. Drastic efforts to curtail the spread of the novel coronavirus has resulted in a sudden stoppage in economic activity. We have therefore revised our economic risk trend for the banking industry to negative from stable.

S&P Global Ratings has further revised downward its fiscal 2021 GDP growth projections for India to a 1.8%, compared with our earlier expectation of 3.5%. We believe this decline is a cyclical event and India's structural growth story is intact. Economic growth should return to 7% levels in the medium term. In fact, we are projecting a 7.5% growth in fiscal 2022, albeit from a small base. However, a prolonged slowdown, particularly if the recovery in fiscal 2022 is significantly slower or delayed, could adversely affect the banking sector.

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

We believe the economic slowdown will defer the improvement in Indian banks' operating performance by a year. In our opinion, slippages will remain elevated in fiscal 2021 and recovery of nonperforming loans (NPLs) will be delayed. We forecast the NPL ratio for the banking system will rise by 220 basis points to 11.4%, from 9.2% (estimated) as on March 31, 2020, and credit costs will soar to 3.1% from 2.5%. Steps taken by the government and the central bank should provide some respite. Any forbearances by the regulator may delay recognition of bad loans.

AXIS BANK LTD.

(Primary analyst: Michael Puli)

We affirmed our rating on Axis to reflect the bank's strong business franchise, good capitalization and earnings, stressed asset quality, and sound funding and liquidity profile. The rating does not benefit from external support, such as from the government of India.

The negative outlook on Axis reflects our expectation that heightened economic risks facing India's banking system will likely affect the bank's asset quality and financial performance. Unlike public sector banks, Axis would not benefit from additional government support to offset these economic headwinds. We expect Axis to maintain its strong market position and better asset quality (despite a deterioration) than domestic peers' over the next 18 months.

We would lower the rating on Axis if economic risks in India rise sufficiently for a downward revision of our Banking Industry Country Risk Assessment (BICRA) on India. We could also downgrade the bank if its stressed assets rise significantly beyond the system average over the next few quarters.

We would revise our outlook on Axis back to stable if the economic risks in India abate. We could also change our outlook if the bank's performance, particularly asset quality, demonstrates relative resilience over the next 18 months.

ICICI BANK LTD.

(Primary analyst: Michael Puli)

We affirmed our rating on ICICI Bank to reflect the bank's strong business franchise, relatively high capitalization and earnings, stressed asset quality, and sound funding and liquidity profile. We note these stressed assets have reduced over the past two years. The rating does not benefit from external support, such as from the government of India.

The negative outlook on ICICI Bank reflects our view that the bank is exposed to economic headwinds faced by India's banking system. We expect ICICI Bank to maintain its strong market position and better asset quality (despite a deterioration) than many peers' over the next 18 months.

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

We would lower the rating on ICICI Bank if economic headwinds increase sufficiently for us to lower our assessment of India's BICRA. We could also downgrade the bank if its stressed assets rise significantly beyond the system average over the next few quarters.

We would revise our outlook on ICICI Bank to stable if: (1) economic headwinds to India's banking system abate; or (2) the bank demonstrates improved asset quality and performance relative to domestic and international peers.

INDIAN BANK

(Primary analyst: Nikita Anand)

We affirmed the rating on Indian Bank based on our view of a very high likelihood of government support for the bank. We revised our assessment of Indian Bank's SACP to 'bb+' from 'bbb-' based on our expectation that the bank's capitalization will deteriorate following its merger with the much-weaker Allahabad Bank. We expect the bank's risk-adjusted capital ratio to remain at less than 7% over the next 12-18 months. We have therefore revised our capital and earnings score for Indian Bank to moderate from adequate.

The negative outlook on Indian Bank reflects our view that there is a one-in-three chance of a downgrade over the next 12-18 months. We believe the deteriorating operating conditions could lead to higher rate of NPL formation over the next few quarters. Moreover, the merger with Allahabad Bank will be an overhang on Indian Bank's asset quality because of the former's sizeable stock of stressed assets.

We will lower the rating on Indian Bank by a notch if the bank's NPL ratio or credit costs increases sharply and we believe they are likely to remain at that level or rise further.

We would revise the outlook to stable if the bank can maintain its asset quality metrics at current levels.

BANK OF INDIA

(Primary analyst: Amit Pandey)

The affirmed rating on Bank of India (BOI) reflects a very high likelihood that the government of India will continue to provide timely and sufficient extraordinary support to the bank. BOI has a good deposit franchise and liquidity, with a sizable branch network. The bank's moderate capitalization and weak asset quality temper these strengths.

The stable outlook on BOI reflects our expectation that the likelihood of government support for the bank will remain very high over the next 12-18 months. The rating and outlook on Bank of India (New Zealand) Ltd. will move

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

in tandem with those on BOI.

We may lower the rating on BOI if our assessment of the bank's SACP weakens by two notches to 'b+'. We could lower the SACP if the bank's capitalization weakens on a sustainable basis. This could be due to deterioration in operating conditions in India as well.

We could also revise downward our assessment of BOI's SACP due to delays in resolution of bad loans, weakness in finance companies, or a protracted economic slowdown in India that leads to sharp deterioration in the bank's asset quality. We also expect a weaker SACP if the bank is unable to sustain the qualitative and quantitative improvements in its funding profile.

We may upgrade BOI if the bank's asset quality and operating conditions improve significantly, a scenario that we view as unlikely over the next 12 months.

HDFC BANK LTD.

(Primary analyst: Nikita Anand)

We affirmed the rating on HDFC Bank Ltd. to reflect the bank's strong business franchise and better funding and liquidity profile than industry peers. HDFC Bank's capitalization is comfortable in our view, supported by strong earnings and regular capital raising to fund above-average growth. The bank's asset quality remains among the best in the Indian banking industry due to its better risk management and portfolio diversity. Overall, we believe HDFC Bank's individual creditworthiness is significantly stronger than the average of the Indian banking sector, reflected in its SACP of 'bbb+'.

The stable outlook on HDFC Bank reflects our view that the bank will maintain its strong market position and favorable funding and liquidity metrics over the next 24 months.

The rating on HDFC Bank is capped by our sovereign credit rating on India (BBB-/Stable/A-3). The rating on the bank will therefore move in tandem with that on the sovereign.

S&P Global Ratings does not rate Indian banks above the sovereign because of the direct and indirect influence that a sovereign has on banks operating in the country.

We could lower the rating on HDFC Bank if we downgrade India. We will lower our assessment of the bank's SACP if the deteriorating operating environment in India leads to sharp rise in NPLs and credit costs for the bank. Outside of a change to the sovereign rating, the bank's SACP would have to drop by three notches to result in a downgrade, which is highly unlikely over the next two years, in our view.

We would raise our rating on HDFC Bank if we upgrade the sovereign.

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

IDBI BANK LTD.

(Primary analyst: Nikita Anand)

We affirmed our rating on IDBI Bank Ltd. based on a very high likelihood that the government of India will continue to provide timely and sufficient extraordinary support to the bank.

The negative outlook on IDBI Bank reflects uncertainty over the sustainability of the bank's capital owing to challenging operating conditions. This will increase residual stress on the balance sheet and delay resolution of large accounts, resulting in continued weak earnings.

We will lower our rating on IDBI Bank by two notches if the bank's capitalization erodes, possibly due to weak earnings and an inability to raise capital. These factors could bring IDBI Bank close to breaching the regulatory minimum requirements for the third time in the past two years.

We could also downgrade IDBI Bank if we believe government support to the bank has weakened. That could happen as government shareholding in the bank declines following a government proposal to sell its stake in the bank and in Life Insurance Corp. of India (which holds 51% stake in IDBI Bank). However, we believe a stake-sale will be tough over the next 12 months, given the sharp correction in equity markets.

We could revise the outlook on IDBI Bank to stable if the bank's operating performance improves. This could be due to: (a) removal of the bank from "prompt corrective action" and lifting of associated restrictions on growth and expansion; (b) higher recoveries from legacy NPLs and lower credit costs, leading to the bank reporting profits on a sustained basis; and (c) capital raising through sale of non-core assets.

For revising the outlook back to stable, we would look for signs that IDBI Bank's capital will not again be at risk of breaching minimum capital requirements. This will most likely occur if the bank's capital reverts to a prudent buffer above minimum regulatory guidelines, and we are confident that this buffer can be retained on a sustainable basis.

KOTAK MAHINDRA BANK

(Primary analyst: Amit Pandey)

We affirmed our rating on Kotak Mahindra Bank to reflect the bank's robust capitalization, strong management, and better asset quality than peers'.

The stable outlook on Kotak Mahindra Bank reflects the view that bank will be able to withstand our current expectations of a deterioration in operating conditions over the next 12-24 months. This is due to its above-industry-average risk management, earnings and capitalization buffers, and improving funding profile.

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

We would lower the rating if Kotak Mahindra Bank's RAC ratio declines below 10% on a sustained basis in tandem with a sharp deterioration in the bank's asset quality. This could happen due to a prolonged and deeper economic slowdown in India. We could also downgrade the bank if it is unable to sustain the improving trend in funding profile without any offsetting improvement in operating conditions or any other relative credit parameter vis-à-vis peers in India.

An upgrade of Kotak Mahindra Bank is unlikely in the next one to two years because that would require an improvement in the bank's funding profile and operating conditions, as well as a raising of the sovereign credit rating on India.

STATE BANK OF INDIA

(Primary analyst: Michael Puli)

Our rating on State Bank of India (SBI) reflects the bank's strong business franchise, weak capitalization and earnings, stressed asset quality, and superior funding and liquidity profile than peers'. The government of India is a majority shareholder in SBI and we expect capital and liquidity support to be forthcoming under a stress scenario, underpinning the rating.

The stable outlook on SBI over the next 18 months reflects our expectation that the bank will remain the undisputed market leader in India's banking sector and receive capital from the government, if needed. High customer confidence is likely to keep SBI's funding and liquidity strong. Government support for the bank would offset an increase in economic risks to India's banking system.

A downgrade of SBI is unlikely, given government support would offset a weakness in the bank's stand-alone creditworthiness.

We are unlikely to raise the rating on SBI over the next 18 months. A ratings uplift would require the creditworthiness of SBI and the sovereign to improve. This is because of the likely impact that a sovereign in distress would have on the bank's operations, including the ability to service foreign currency obligations.

UNION BANK OF INDIA

(Primary analyst: Nikita Anand)

The affirmed rating on Union Bank of India reflects our expectation of a very high likelihood of government support for the bank. Union Bank's weak asset quality, capitalization, and earnings constrain the rating.

The stable outlook on Union Bank reflects our view that the bank's financial profile will remain largely unchanged following its merger with Andhra Bank

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

and Corporation Bank. We believe the benefits from the increase in size and franchise following the merger will be balanced by the weak profitability and drag on earnings from provisioning costs over the next 12 months.

We would lower the rating on Union Bank by a notch if the challenging operating conditions deteriorate the bank's asset quality or if Union Bank's funding profile weakens relative to peers'. In our view, the merged entity's ability to mobilize low-cost deposits will be key to it maintaining its funding profile, which could weaken following the merger with banks with a lower current and savings account deposit ratio.

We do not see an upside to the ratings on Union Bank over the next 12 months.

BICRA SCORE SNAPSHOT

	To	From

BICRA	5	5
Economic Risk*	6	6
Economic Risk Trend	Negative	Stable
Economic Resilience**	4	4
Economic Imbalances**	2	2
Credit Risk In The Economy**	5	5

Industry Risk*	5	5
Industry Risk Trend	Stable	Stable
Institutional Framework**	4	4
Competitive Dynamics**	4	4
Systemwide Funding**	2	2

*On a scale of 1 (lowest risk) to 10 (highest risk). **On a scale of 1 (lowest risk) to 6 (highest risk).

RELATED CRITERIA

•	General Criteria: Hybrid Capital: Methodology And Assumptions, July 1, 2019

•	General Criteria: Group Rating Methodology, July 1, 2019

•	Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, July 20, 2017

•	General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017

•	General Criteria: Guarantee Criteria, Oct. 21, 2016

•	General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

•	General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013

•	General Criteria: Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of 'D' And 'SD' Ratings, Oct. 24, 2013

•	Criteria | Financial Institutions | Banks: Assessing Bank Branch

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

Creditworthiness, Oct. 14, 2013

•	Criteria | Financial Institutions | Banks: Quantitative Metrics For Rating Banks Globally: Methodology And Assumptions, July 17, 2013

•	General Criteria: Criteria For Assigning 'CCC+', 'CCC', 'CCC-', And 'CC' Ratings, Oct. 1, 2012

•	General Criteria: Guarantee Default: Assessing The Impact On The Guarantor's Issuer Credit Rating, May 11, 2012

•	Criteria | Financial Institutions | Banks: Banks: Rating Methodology And Assumptions, Nov. 9, 2011

•	Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Nov. 9, 2011

•	General Criteria: Use Of CreditWatch And Outlooks, Sept. 14, 2009

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

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Rating Actions On Some Indian Banks As Operating Conditions Worsen; Government Support Key For State Owned Entities

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	April 17, 2020	By:	/s/ Prashant Mistry
			Name :	Prashant Mistry
			Title :	Chief Manager